SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1
                                    --------
                             INTEGRAL SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45810H107
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                                 (CUSIP Number)

                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 16, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 45810H107
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   (b)
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  1,286,400
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  1,286,400
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,286,400
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.9%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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Introduction:

     The Reporting Person is filing this amendment no. 1 to its Schedule 13D to disclose correspondence with the Issuer dated March 16, 2006, attached hereto as Exhibit A.

     This amendment no. 1 reflects no changes in the previously reported holdings of the Reporting Person.

Item 1.  Security and Issuer.

         Security: Common Stock par value $0.01 per share

         Issuer's Name and Address.
         Integral Systems, Inc. (the "Issuer")
         5000 Philadelphia Way
         Lanham, MD 20706

            Item 5.  Interest in Securities of the Issuer

     (c) From the date of the last amendment to Schedule 13D filed February 16, 2006, there have been no changes in the holdings of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 7, below.

Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Letter from Mellon HBV Alternative Strategies LLC to Integral Systems, Inc. dated March 16, 2006.

         Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III , Chief Investment Officer

                                                      Exhibit A

                      Mellon HBV Alternative Strategies LLC
                                 200 Park Avenue
                                   54th Floor
                               New York, NY 10166

                                                              March 16, 2006

Via Facsimile and Federal Express

Steven R. Chamberlain
Chief Executive Officer
Integral Systems, Inc.
5000 Philadelphia Way, Suite A
Lanham, MD   20706-4417

     Dear Mr. Chamberlain: We firmly believe the Company needs to be sold in the short term. In that connection we have been seeking Board representation. We were very surprised to see the Company's 8-K filing on Monday, March 13 indicating that significant revisions had been made to the Company's charter documentation, apparently in an effort to entrench current directors. As you know, in the interests of our investors, Mellon HBV has met with you and Company management to discuss our views on how best to maximize shareholder value, and we believed we had an understanding on placing some of our nominees on the Board to immediately fill vacancies with the objective of achieving better representation of current investors. We are surprised and disappointed at the apparent change in the direction of the Company's corporate governance, which is in exactly the opposite direction of recent general progress toward greater respect for shareholders' rights in corporate governance, and feel our investors have been disenfranchised. We believe other investors have grounds to feel similarly disenfranchised.

     It would be appropriate to obtain a shareholder vote on the changes announced in the Company's 8-K of Monday, March 13. We strongly recommend placing before the Company's shareholders a binding resolution on whether these entrenchment devices should be approved or reversed. We believe the Company should include such a resolution in its proxy materials for the upcoming annual meeting, rescheduling the date of such meeting if necessary to accommodate such a vote.

     We see from Integral's last two 8-K filings that efforts to hire an investment banker are ongoing. Pending the results of the investment banker selection process, and assuming that process will focus on a sale of the company, we will forbear from taking further steps to replace the existing Board with new candidates that we believe can be trusted to seek the sale of the Company in the short term.

     The validity of this week's efforts to revise the Company's charter appear open to challenge on a number of grounds. If by the end of this month a satisfactory investment banker has not been selected and on appropriate sales process has not started promptly, we shall revisit alternative steps to maximize shareholder value.

     We believe that in the absence of such a process, the shareholder franchise can and should be re-established at Integral Systems, and we are prepared to take such steps as are necessary to achieve that critical goal.

                        Very truly yours,

                        /s/ William F. Harley, III

                        William F. Harley, III
                        Chief Executive Officer and
                        Chief Investment Officer
                        Mellon HBV Alternative Strategies LLC